Exhibit 1

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of April 22, 2013, is entered into by and among (i) OTSEGO SHARES, LLC, a Delaware limited liability company (“Buyer”), (ii) C3 INITIAL ASSETS LLC, a Delaware limited liability company (“Seller” and, together with Buyer, the “Parties”), (iii) solely with respect to Sections 4 and 8(a), C-III CAPITAL PARTNERS LLC, a Delaware limited liability company (“C-III”), and (iv) solely with respect to Section 6, Section 8(b) and Section 24 of this Agreement, HUNT CAPITAL PARTNERS, LLC (“Hunt”).

WHEREAS, based on the transactions reported by Centerline Holding Company, a Delaware statutory trust (the “Company”), to have been completed on March 14, 2013, as set forth in Amendment No. 4 to the Schedule 13E-3 filed by the Company on March 25, 2013 (the “Schedule 13E-3”), Seller owns 977,644 common shares of beneficial interests of the Company (the “Shares”);

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Shares, subject to the terms and conditions set forth herein (the “Share Purchase”); and

WHEREAS, in connection with the Share Purchase, the Parties, C-III, Hunt, Island Capital Group LLC, and Otsego Management, LLC have entered into that certain letter agreement dated as of the date hereof relating to the Share Purchase (the “Big Boy Letter”);

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Purchase and Sale. Subject to the terms herein, Seller hereby sells, transfers and assigns to Buyer, and Buyer hereby purchases from Seller, all of Seller’s right, title and interest in and to the Shares. The purchase price for the Shares is Thirty Nine Million U.S. Dollars ($39,000,000) (the “Purchase Price”).

2. Share Purchase Closing. The closing of the Share Purchase (the “Share Purchase Closing”) shall take place on the date hereof simultaneously with the execution of this Agreement (the “Closing Date”) at the offices of Island Capital Group LLC, 717 Fifth Avenue, 18th Floor, New York, New York 10022. At the Share Purchase Closing, Seller shall deliver to Buyer a share certificate evidencing the Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank; provided, however, that the share certificate delivered by Seller will reflect a number of Special Series A Shares of the Company held by Seller before such shares were converted into common shares of beneficial interest of the Company, and prior to the Company’s completion of the split transactions described in the Schedule 13E-3. Also at the Share Closing, Buyer shall deliver to Seller the Purchase Price by wire transfer of immediately available funds to the account designated by Seller and set forth on Schedule A hereto.

3. Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer, as follows:

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Seller has all requisite limited liability company power and authority to execute and deliver this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby.

(c) Seller has obtained all necessary limited liability company approvals for the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and (assuming due authorization, execution and delivery by Buyer) constitutes Seller’s legal, valid and binding obligation, enforceable against Seller in accordance with its terms.

(d) The Shares are owned of record and beneficially by Seller, free and clear of any liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind (“Encumbrances”) that will remain with the Shares when transferred in accordance with this Agreement. Related Special Assets LLC does not hold any options to acquire any of the Shares.

(e) The execution, delivery and performance by Seller of this Agreement does not conflict with, violate or result in the breach of, or create any Encumbrance on the Shares pursuant to, any agreement, instrument, order, judgment, decree, law or governmental regulation the which Seller is a party or is subject or by which the Shares are bound.

(f) There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of Seller, threatened against or by Seller that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(g) Certificate ZQ00000041, dated March 5, 2010, for 9,310,903 Special Series A Shares of the Company is the only outstanding share certificate issued by the Company to date evidencing the Shares.

4. Representations and Warranties of C-III. C-III hereby represents and warrants to Buyer as follows:

(a) C-III is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) C-III has all requisite limited liability company power and authority to execute and deliver this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby.

(c) C-III has obtained all necessary limited liability company approvals for the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by C-III and (assuming due authorization, execution and delivery by Buyer) constitutes C-III’s legal, valid and binding obligation, enforceable against C-III in accordance with its terms.

(d) There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of C-III, threatened against or by C-III that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(e) C-III does not, alone or in combination with any controlled Affiliate, own any securities issued by the Company or any of its controlled Affiliates other than the Shares. C-III does not hold, and none of its controlled Affiliates holds, any options, warrants or other commitments entitling C-III or such controlled Affiliate to purchase or otherwise acquire any ownership interests of the Company or any of the Company’s controlled Affiliates. None of the individuals or entities identified on Schedule B attached hereto beneficially owns any securities of the Company or any of its controlled Affiliates other than the Shares, except as otherwise set forth on Schedule B. To C-III’s knowledge, other than as set forth on Schedule B attached hereto, no Affiliate controlling C-III or under common control with C-III holds any of the preceding securities. For purposes hereof, (i) “Affiliate” means, with respect to any Person, any other Person at the time directly or indirectly controlling, directly or indirectly controlled by or under direct or indirect common control with such Person; (ii) the terms “control,” “controlling,” “controlled by,” and “under common control with” shall mean the possession, directly or indirectly, of the legal power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract, or otherwise; and (iii) “Person” means any corporation, partnership, limited liability company, trust or any other entity.

5. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller as follows:

(a) Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Buyer has all requisite limited liability company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite limited liability company action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

(c) There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of Buyer, threatened against or by Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

6. Representations and Warranties of Hunt. Hunt hereby represents and warrants to Seller as follows:

(a) Hunt is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Hunt has all requisite limited liability company power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by Hunt of this Agreement and the performance by Hunt of its obligations hereunder have been duly authorized by all requisite limited liability company action on the part of Hunt. This Agreement has been duly executed and delivered by Hunt and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Hunt enforceable against Hunt in accordance with its terms.

(c) There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of Hunt, threatened against or by Hunt that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

7. Survival. All representations and warranties contained herein shall survive until the first anniversary of this Agreement, except for the representations and warranties set forth in Section 3(d), which shall survive indefinitely.

8. Indemnification.

(a) Subject to the Big Boy Letter, Seller and C-III shall indemnify and hold harmless Buyer and its affiliates and its and their respective members, officers, directors, employees, agents, managers and advisors (the “Buyer Indemnified Parties”) in respect of any and all losses, liabilities, damages, obligations, claims, Encumbrances, judgments, suits, proceedings, costs and expenses (including, without limitation, reasonable attorneys’ fees) (“Losses”) incurred by Buyer and the Buyer Indemnified Parties resulting from: (i) any breach of any representation, warranty, covenant or agreement made by Seller or C-III herein or in any instrument or document delivered to Buyer pursuant hereto; or (ii) the ownership of the Shares or the exercise of rights with respect to the Shares prior to the Share Purchase Closing.

(b) Buyer and Hunt shall indemnify and hold harmless Seller and its affiliates and its and their respective members, officers, directors, employees, agents, managers and advisors (the “Seller Indemnified Parties”) in respect of any and all Losses incurred by Seller and the Seller Indemnified Parties from: (i) any breach of any representation, warranty, covenant or agreement made by Buyer or Hunt herein or in any instrument or document delivered to Seller pursuant hereto; and (ii) the ownership of the Shares or the exercise of rights with respect to the Shares at, from and after the Share Purchase Closing.

(c) Buyer shall have, in its sole discretion, the right to direct the control of any claim for which indemnification is available pursuant Section 8(b)(ii) above, and any negotiations regarding the settlement thereof. Moreover, Buyer (or its affiliate, including Hunt) shall advance and be responsible for any and all costs and expenses of any such or settlement incurred or reasonably expected to be incurred by the Seller Indemnified Parties in connection with the foregoing, and shall reimburse the Seller Indemnified Parties (to the extent not advanced) for any and all such costs and expenses. In addition, no Seller Indemnified Party shall be required to enter into any settlement agreement or any other agreement that (a) requires a Seller Indemnified Party to pay any funds or covenant or agree to any course of action, or (b) does not provide for a full and unconditional release of the Seller Indemnified Parties, without in any such case the prior written consent of Seller.

9. Standstill.

(a) As used in this Agreement:

(i) “Covered Centerline Entity” means each of: the Company; Centerline Capital Group Inc. (“CCG”); any wholly-owned subsidiary of the Company or CCG that exists on the date hereof; and any other entity that exists and is directly or indirectly controlled by the Company on the date hereof.

(ii) “Material Asset” means any asset that is owned by one or more Covered Centerline Entities and is material to the business operations and/or financial performance or position of the Covered Centerline Entities, taken as a whole.

(b) Except as otherwise contemplated by this Agreement (including with respect to the Agency Lending Business (as defined below)), neither C-III nor Seller shall, for a period of five (5) years after the Closing Date, without Buyer’s prior written consent, directly or indirectly: (i) acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, (A) any equity security or evidence of indebtedness of any Covered Centerline Entity, (B) any rights or option to acquire any equity security or evidence of indebtedness of any Covered Centerline Entity or (C) any Material Asset; (ii) take any action, alone or in concert with any other person or entity, intended to control or influence control of any Covered Centerline Entity or the board of trustees of the Company (the “Company’s Board”); (iii) take any action, alone or in concert with any other person or entity, intended to adversely affect Buyer’s ability to acquire a controlling equity interest in the Company or its ability to acquire control of the Company’s Board; (iv) file, or initiate the filing of, any bankruptcy petition against any Covered Centerline Entity; (v) participate in any business combination, change of control or other similar transaction with or involving any Covered Centerline Entity; or (vi) participate in any joint venture, partnership or similar arrangement with or involving any Covered Centerline Entity; provided, however, that this Section 9 shall in no way limit or restrict: (i) C-III and Seller (and their affiliates), if in their sole discretion they so wish, from soliciting or taking any other action to encourage shareholders of the Company to sell their shares to Buyer or to vote their shares to approve a transaction with Buyer involving the securities or assets of the Company or to elect individuals nominated by Buyer to serve on the Company’s Board; (ii) Island Centerline Manager LLC, a Delaware limited liability company (the “Manager”), from performing its obligations or exercising its rights under, or seeking to enforce the obligations of the Company or CCG under, the Management Agreement, dated as of March 5, 2010, as amended, among Manager, the Company and CCG; (iii) C-III and its subsidiaries from continuing to engage in loan origination profit sharing and referral fee arrangements, whether formal or informal, with any Covered Centerline Entity consistent with existing practice as the Company may approve from time to time; provided, however, that the execution and performance of this Agreement shall not modify or affect such arrangements in any respect, including without limitation the nature or duration of, or the rights and obligations under, such arrangements; or (iv) C-III Asset Management LLC (f/k/a Centerline Servicing LLC) (“C3AM”) from performing its obligations or exercising its rights under, or seeking to enforce the obligations of Centerline Mortgage Capital Inc. under, that certain Amended and Restated Subservicing Agreement, dated March 1, 2010, between Centerline Mortgage Capital Inc. and C3AM (relating to Freddie Mac subservicing); (v) C3AM from performing its obligations or exercising its rights under, or seeking to enforce the obligations of Centerline Mortgage Capital Inc. under, that certain Amended and Restated Subservicing Agreement, dated March 1, 2010, between Centerline Mortgage Capital Inc. and C3AM (relating to Freddie Mac – Spinnaker subservicing); (vi) C3AM from performing its obligations or exercising its rights under, or seeking to enforce the obligations of Centerline Mortgage Partners Inc. under, that certain Amended and Restated Subservicing Agreement, dated March 1, 2010, between Centerline Mortgage Partners Inc. and C3AM (relating to Fannie Mae subservicing); or (vii) C-III and Seller (and their affiliates) from making de minimus passive investments. Nothing in this Section 9 shall modify the rights of the Company or any of its affiliates, or C-III or any of its affiliates, with respect to any agreements between the Company and any of its affiliates, on the one hand, and Seller, C-III, or C3AM, on the other hand.

10. Release of Non-Compete Agreements. If Buyer and its affiliates collectively control the Company’s Board, Buyer shall use its best efforts to cause the Company to release Seller and all affiliates of Seller from any existing non-compete agreements between the Company and Seller or any affiliates of Seller.

11. Further Assurances. Following the Share Purchase Closing, each of the Parties shall execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

12. Agency Lending Business.

(a) If, during the thirty (30) month period following the Share Purchase Closing, Buyer and its affiliates collectively control the Company’s Board, and the Company or any of its subsidiaries seeks to sell all or any portion of the Agency Lending Business, then Buyer shall use reasonable efforts to: (i) cause the Company to offer Seller a “first look” opportunity to acquire all or such applicable portion of the Agency Lending Business by providing Seller with prompt written notice of its intention to sell, and offering Seller (or its affiliate) a period of fourteen (14) business days within which Seller (or its affiliate) may negotiate an acquisition of all or such applicable portion of the Agency Lending Business (an “Exclusive Period”); and (ii) if prior to the expiration of the Exclusive Period the Seller makes a bona fide written proposal to the Company (the “Proposal”) to acquire all or any portion of the Agency Lending Business, and the Proposal is rejected, not sell or agree to sell all or the applicable portion of the Agency Lending Business for the eighteen (18) month period following the date of the Proposal, unless the terms of such transaction are materially more favorable than the Proposal to the Company with respect to the aggregate consideration to be received. If the Company fails to enter into a definitive agreement to sell the applicable portion of the Agency Lending Business within an eighteen (18) month period following the date of the Offer and at such time, Buyer and its affiliates still collectively control the Company’s Board, then Buyer shall use reasonable efforts to cause the Company to again become subject to this Section 12(a).

(b) For purposes of this Agreement, “Agency Lending Business” means the business of originating mortgage loans as an agent for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation or any other governmental agency.

13. Additional Purchases. Buyer agrees to use commercially reasonable efforts to acquire common shares of beneficial interest of the Company, at the same price per share paid pursuant to this Agreement, from (i) Andrew L. Farkas, (ii) Wells Fargo Bank N.A. and/or its affiliates, (iii) Related Companies L.P. and/or its affiliates, and (iv) Citibank, N.A. and/or its affiliates if such persons are willing to sell their common shares of the Company within sixty (60) days of the date hereof. The persons referred to in clauses (i)-(iv) above are third party beneficiaries of this Section 13.

14. Specific Performance. The Parties agree that damages may be an inadequate remedy for any breach of Section 1, Section 2, Section 8 and Section 9 of this Agreement and that Buyer and Seller, as applicable, will be entitled to seek equitable relief in the form of preliminary and permanent injunctions without bond or other security upon any actual or threatened breach of the provisions of this Agreement. Such equitable relief shall not be deemed to be the exclusive remedy for a breach of this Agreement by Buyer or Seller, as applicable, but shall be in addition to all other remedies at law or equity available to Buyer or Seller, as applicable.

15. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

16. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a “Notice”) shall be in writing and addressed to the Parties at the addresses set forth below (or to such other address that may be designated by the receiving party from time to time in accordance with this section). All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), or e-mail of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, as applicable, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only (a) upon receipt by the receiving party, and (b) if the party giving the Notice has complied with the requirements of this Section 16.

If to Seller:

C3 Initial Assets LLC

c/o C-III Capital Partners LLC

717 Fifth Avenue, 18th Floor

New York, NY 10022

Attn: Jeffrey P. Cohen

jcohen@islecap.com

If to Buyer:

Otsego Shares, LLC

1225 17th Street, Suite 1400

Denver, CO 08202

Attn: Alan T. Fair

alan.fair@huntcompanies.com

17. Entire Agreement. This Agreement and the Big Boy Letter constitute the sole and entire agreement of the Buyer, Hunt, Seller and C-III with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

18. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto, which consent, in the case of an assignment to an affiliate of a party or C-III, shall not be unreasonably withheld, conditioned or delayed.

19. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

20. Amendment and Modification; Waiver. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

21. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

22. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted only in the federal courts of the United States or the courts of the State of Delaware in each case located in the city of Wilmington and County of New Castle, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

23. Board Matters. If Buyer and its affiliates collectively acquire an equity interest in the Company in excess of 50%, then Buyer shall use commercially reasonable efforts to obtain control of the Company’s Board as soon as practicable thereafter.

24. Guarantee.

(a) Hunt hereby unconditionally guarantees (i) the due and punctual payment of all of Buyer’s obligations, as applicable, set forth in this Agreement and (ii) the timely performance of Buyer’s obligations under Section 8(b), Section 10 and Section 12. This guaranty is an irrevocable guaranty of payment (and not just of collection) and performance (as to the applicable preceding sections) and shall continue in effect notwithstanding any assumption of any such guaranteed obligation by any other party or any other act or event that might otherwise operate as a legal or equitable discharge of Hunt under this Agreement.

(b) The obligations of Hunt hereunder shall be absolute and unconditional irrespective of the validity, legality or enforceability of this Agreement, or any other document related hereto, and shall not be affected by or contingent upon (i) the liquidation or dissolution of, or the merger or consolidation of Buyer with or into any corporation or entity, or any sale or transfer by Buyer or all or any part of its respective property or assets, (ii) the bankruptcy, receivership, insolvency, reorganization or similar proceedings involving or affecting Buyer, or (iii) any disability or any other defense of Buyer or any other person or entity and any other circumstance whatsoever (with or without notice to or knowledge of Hunt) which may or might in any manner or to any extent vary the risks of Hunt or might otherwise constitute a legal or equitable discharge of a surety or a guarantor or otherwise.

25. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail (portable document format) shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Share Purchase Agreement on the date first written above.

Otsego Shares, LLC

By:	Otsego Holdings, LLC, a Delaware limited liability company, its sole member

By:	Hunt Capital Partners, LLC, a Delaware limited liability company, its non-member manager

By:	/s/ Alan Fair
	Name:	Alan Fair
	Title:	President

C3 Initial Assets LLC

By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

Solely with respect to Sections 4 and 8(a):

C-III Capital Partners LLC

By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	Executive Managing Director

Solely with respect to Section 6, 8(b) and 24:

Hunt Capital Partners, LLC

By:	/s/ Alan Fair
	Name:	Alan Fair
	Title:	President

Schedule A

Wire Instructions of Seller

[Intentionally omitted]

Schedule B

Section 3(h)

Name	Shares

Andrew L. Farkas	55 or fewer common shares of beneficial interests of the Company (on a post-split basis)

Jeffrey P. Cohen

C-III Capital Partners LLC

Island C-III Manager LLC

Anubis Advisors LLC

Island Capital Group LLC

Island Centerline Manager LLC

C3 Initial Assets LLC